SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*

                          Emisphere Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   291345106
                                 (CUSIP Number)

           Sam J. Milstein, Ph.D., c/o Emisphere Technologies, Inc.,
          15 Skyline Drive, Hawthorne, New York  10532  (914) 347-2220
            (Name, Address and Telephone number of Person Authorized
                     to Receive Notices and Communications)

                                 July 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on rile reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies  of this  statement, including  all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)
                                  SCHEDULE 13D


 CUSIP No.     291345106                          Page   2    of    5   Pages


      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Sam J. Milstein, Ph.D.


      CHECK THE APPROPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[ ]
 2                                                                (b)[ ]


      SEC USE ONLY
 3


      SOURCE OF FUNDS
 4      PF  OO


      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [ ]


      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States


                     SOLE VOTING POWER
                7     7,093
   NUMBER OF
    SHARES           SHARED VOTING POWER
 BENEFICIALLY   8     none
     OWNED
     EACH            SOLE DISPOSITIVE POWER
   REPORTING    9     7,093
    PERSON
     WITH            SHARED DISPOSITIVE POWER
                10    none


      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11     554,850


      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12   SHARES*                                                        [ ]


      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13     5.6%


      TYPE OF REPORTING PERSON
 14     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.   Security and Issuer

     This statement relates to the Common Stock, par value $.0l per share (the "Common Stock"), of Emisphere Technologies, Inc., a Delaware corporation (the "Company"), with principal executive offices at 15 Skyline Drive, Hawthorne, New York 10532.


Item 2.   Identity and Background

     This statement is filed by Sam J. Milstein, Ph.D. (the "Reporting Person"), a resident of New York with a business address at 15 Skyline Drive, Hawthorne, New York 10532. The Reporting Person is principally employed as President and Chief Scientific Officer of the Company. The Reporting Person (i) has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The Common Stock beneficially owned by the Reporting Person consists of 7,093 shares held directly (the "Held Shares") and 547,757 shares (the "Option Shares") which the Reporting Person has the right to acquire within 60 days upon the exercise of stock options (the "Options") granted by the Company in connection with the Reporting Person's employment with the Company.

     The funds used to purchase the Held Shares were personal funds of the Reporting Person. The Held Shares were acquired at prices ranging from $1.50 to $7.375 per share upon exercise of stock options granted by the Company in connection with the Reporting Person's employment with the Company.

     The purchase prices to acquire the Option Shares upon exercise of the Options are (i) $8.00 per share with respect to 62,143 of the Option Shares,
(ii) $8.00 per share with respect to 22,000 of the Option Shares, (iii) $8.00 per share with respect to 3,136 of the Option Shares, (iv) $12.375 per share with respect to 346,716 of the Option Shares, (v) $1.50 per share with respect to 2,139 of the Option Shares, (vi) $2.625 per share with respect to 1,222 of the Option Shares, (vii) $4.00 per share with respect to 401 of the Option Shares and (viii) $8.625 per share with respect to 110,000 of the Option Shares.

     It is anticipated that the source of funds to be used in making the purchase of the Option Shares, if the Options are in fact exercised, will be the personal funds of the Reporting Person, the proceeds from the sale of the Held Shares or the Option Shares or a combination of the foregoing.




Item 4.   Purpose of Transaction

     The Held Shares were acquired, and the Option Shares are beneficially owned, by the Reporting Person for investment purposes. The Options were acquired by the Reporting Person as compensation in connection with the Reporting Person's employment with the Company. Upon continued employment with the Company, an option (the "Unvested Option") to purchase additional shares of the Common Stock for $8.625 per share granted to the Reporting Person in connection with the Reporting Person's employment with the Company will become exercisable on August 1, 2005 with respect to 440,000 shares except that the Unvested Option will become earlier exercisable upon the occurrence of certain other events.


Item 5.   Interest in Securities of the Issuer

(a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 554,850, or 5.6% of the Common Stock outstanding, of which 547,757 are the Option Shares, which the Reporting Person has the right to acquire upon exercise of the Options.

(b) The Reporting Person has the sole power to vote and the sole power to dispose of the Held Shares. Until and unless the Reporting Person exercises the Options, the Reporting Person will have no power to vote and no power to dispose of the Option Shares.

(c) No transactions in the Common Stock have been effected during the past sixty days by the Reporting Person.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to an Employment Agreement dated as of October 6, 1995 (the "Employment Agreement") between the Reporting Person and the Company, the Reporting Person is to serve as President and Chief Scientific Officer of the Company until July 31, 2000. In connection with the Employment Agreement and its predecessor employment agreements, the Company granted to the Reporting Person the Options and the Unvested Option. Pursuant to the terms of certain of the Options the Company is obligated to lend to the Reporting Person, on a nonrecourse basis, the income taxes he may be required to pay upon exercise thereof. Such loan is to be secured by the shares of the Common Stock so purchased and is to bear interest at the lowest possible rate to avoid imputation of interest for federal income tax purposes.


Item 7.   Material to be Filed as Exhibits

None


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     /s/ Sam J. Milstein
Dated:    August 9, 1996           Sam J. Milstein, Ph.D.